EXHIBIT 2


                           COMMODORE HOLDINGS LIMITED
                               ADOPTS RIGHTS PLAN

HOLLYWOOD, FL --- (October 5, 1998) The board of directors of Commodore Holdings Limited (Nasdaq: CCLNF) has adopted a Rights Plan designed to protect stockholders in the event of takeover action. The Rights Plan is designed to prevent an acquirer from gaining control of the company without offering a fair price to all stockholders.

"The board of directors believes the common stock is undervalued in terms of the company's true worth. As a result, we retained Josephthal & Co., Inc., an investment banker and a New York Stock Exchange member to advise us. The board of directors, with the advice and assistance of Josephthal, determined the exercise price of the Rights. The Rights Plan represents a sound and reasonable means of safeguarding the stockholders' value of their investment in the company," said Jeffrey I. Binder, chairman of the board of Commodore Holdings Ltd.

The terms of the Rights Plan call for a dividend distribution of one Right for each share of common stock, to be issued to all holders of record at the close of business on November 2, 1998. All shares of common stock issued thereafter during the terms of the Rights Plan, which begins November 2, 1998 and ends November 2, 2008, will also be accompanied by a Right. Each right will entitle the holder to purchase one share of common stock at a price of $28.34.

These Rights will become exercisable only in the event, with certain exceptions, than an acquiring party accumulates 15% or more of the voting stock, or if a party announces an offer to acquire 30% or more of the company's stock. Holders of 15% or more of the company's voting stock as of the date the board of directors approved the Rights Plan in principle, November 1, 1997, and will not trigger the Rights unless and until they acquire an additional 5% of the voting stock.

In addition, holders of the Rights will be entitled to purchase a number of additional shares of common stock in an "acquiring entity" having a market value of twice the exercise price of each Right. The company will generally have the ability to redeem the Rights at $.01 per Right at any time until the tenth day following the acquisition of a 15% position in its voting stock. The Rights expire November 2, 2008.

Commodore's current fleet of three vessels is experiencing record passenger bookings which continue through 1998 and beyond. Recently the company announced an exclusive docking agreement with the owners of a soon-to-be completed pier in Rosarito Mexico and Commodore's intention to bring in another vessel to operate between San Diego, California and Rosarito, Mexico.

A veteran of the cruise business Commodore began operations in 1966 and is known for pioneering new routes and innovative cruise packages. South Florida based Commodore Holdings Limited, with over $60 million in assets, operates Commodore Cruise Line which was selected by TRAVEL HOLIDAY magazines as "the best cruise for the money."

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This press release contains forward-looking statements which are subject to change. These forward-looking statements may be significantly impacted, either positively or negatively by various factors, including without limitation, competing in a saturated industry against modern and larger fleets, the ability of the company to obtain financing for the acquisition of additional vessels, the potential for additional government regulations, the need for expensive upgrades and/or maintenance to aging vessels and general economic conditions in the cruise and gaming industries and the markets in which the company operates. Additional information concerning potential factors that could affect the company's financial results is included in, but not limited to, its form 10-K and other filings with the Securities and Exchange Commission.